The Long-Term Incentive Performance-Based Restricted Stock Units (the LTIP Performance RSUs) were granted pursuant to the Issuer's 2015 Stock Incentive Plan, as amended, and a related award agreement. The LTIP Performance RSUs may vest subject to the Issuer's achievement with respect to pre-established pre-tax income and revenue targets for each of the fiscal years ending March 31, 2024, March 31, 2025, and March 31, 2026, and subject to modification based on total shareholder return (the Performance Criteria). The award has a cliff vesting date of March 31, 2026. The number of LTIP Performance RSUs that will vest on March 31, 2026 will be determined based on the Issuer's level of achievement with respect to the Performance Criteria. If the Performance Criteria are not achieved at the threshold level, no vesting will occur and the LTIP Performance RSUs will be cancelled. The LTIP Performance RSUs will be settled in the Issuer's common stock upon satisfaction of the Performance Criteria and the cliff vesting date.